Filed by Del Monte Foods Company

Commission File No. 001-14335

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Del Monte Foods Company

Commission File No. 001-14335

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This document is being filed pursuant to Rule 425 under the Securities Act of

1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

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The following is a transcript of the Del Monte Foods Company Conference Call to Discuss Earnings for the Quarter ending September 30, 2002. An audio webcast is available for replay on www.delmonte.com through November 7, 2002.

The following text appears before the replay of the audio webcast can be accessed on www.delmonte.com:

The Company filed a preliminary proxy statement-prospectus concerning the proposed merger of the Heinz Businesses with the Securities and Exchange Commission (the “Commission”) on August 28, 2002. YOU ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED BUSINESS COMBINATION. You may obtain the proxy statement-prospectus and the other documents filed with the SEC free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain the proxy statement-prospectus (when it becomes available) and the other documents filed by the Company with the Commission by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382.

The Company and its directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the Company’s stockholders. A list of the names of those directors and executive officers and descriptions of their interests in the Company is contained in the Company’s proxy statement-prospectus filed with the Commission. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed merger with the Heinz Businesses by reading the proxy statement-prospectus.

This webcast contains forward-looking statements conveying management’s expectations as to the future based on plans, estimates and projections at the time the Company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained herein include statements about the pending merger with the Heinz Businesses and future financial operating results.

Factors relating to the pending merger of the Heinz Businesses that could cause actual results to differ materially from those described herein include, among others: the inability to obtain stockholder or regulatory approvals, including without limitation a private letter ruling from the Internal Revenue Service; actions of the U.S., foreign and local governments; the failure to satisfy all of the other conditions of the transaction, including obtaining the necessary financing on reasonable terms or at all; the success of the business integration in a timely and cost-effective manner; the risk that the Company may incur liabilities as a result of the transaction that are currently unknown; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction.

In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include, among others: general economic and business conditions; weather conditions; energy costs and availability; crop yields; competition, including pricing and promotional spending levels by competitors; raw material costs and availability; high leverage; the loss of significant customers or a substantial reduction in orders from these customers; market acceptance of new products; successful integration of acquired businesses; successful implementation of the Company’s capability improvement program; consolidation of processing plants; changes in business strategy or development plans; availability, terms and deployment of capital; ability to increase prices; changes in, or the failure or inability to comply with, governmental regulations, including, without limitation, environmental regulations; industry trends, including changes in buying and inventory practices by customers; production capacity constraints and other factors.

These factors are described in more detail in the Company’s filings with the Commission, including its annual report on Form 10-K for the fiscal year ended June 30, 2002. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake to update any of these statements in light of new information or future events.

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Genesys Conference Call
Confirmation Number: 2514688
Date: October 31, 2002
Time: 11:00 a.m. EST
Header: Citigate Sard Verbinnen
Host: Tom Gibbons

OPERATOR: Good day, ladies and gentlemen, and welcome to the Del Monte Foods Company: Del Monte Foods Company; Ticker: DLM; URL: http://www.delmonte.com/ 2003 First Quarter Earnings conference call. At this time, all participants are on a listen-only mode. Later, we’ll conduct a question-and-answer session, and instructions will follow at that time. As a reminder, this conference is being recorded.

I would now like to introduce your host for today’s conference, Mr. Tom Gibbons. Mr. Gibbons, you may begin.

TOM GIBBONS, TREASURER, DEL MONTE FOODS: Thank you. Thank you and good morning, everyone. Thank you for joining us today to discuss Del Monte Foods’ financial results for the first quarter of fiscal year 2003. As you know, we are on a June 30 fiscal year end and our first fiscal quarter ended on September 30th.

Today’s speakers will be Rick Wolford, Del Monte’s Chairman and Chief Executive Officer, and Dave Meyers, Chief Financial Officer. Rick and Dave will review the results of the quarter and outlook for the full fiscal year, with the remaining time spent by answering your questions. The call today will last approximately one hour.

Let me remind everyone that statements made during this conference call, which are not historical facts, including any statements about the Company’s targets, beliefs, plans or expectations, are forward-looking statements and are based on management’s current plans, estimates and projections. Forward-looking statements involve inherent risks and uncertainties, and investors should not place undue reliance on them. There are a number of important factors that could cause actual results to differ materially from those contained in such statements. These factors are described in more detail in the Company’s press release issued today and in filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the fiscal year ended June 30, 2002 and its preliminary registration statement on Form S-4 filed on August 28, 2002.

This conference call is open to all interested parties, including members of the press and the general public, although they are on a listen-only basis. The call is being Webcast and will be accessible on Del Monte’s Web site through November 7th.

The Company’s GAAP results are included in our press release issued this morning. If you would like a copy of the press release, you can print it off of our Web site at www.delmonte.com or contact us directly.

Reported results for the first quarter ended September 30, 2002 include expenses of $5.1 million or six cents per share relating to the proposed merger with certain businesses of the H.J. Heinz Company <Company: H.J. Heinz Company; Ticker: HNZ; URL: http://www.heinz.com/> and a credit to interest expense of $1.3 million or two cents per share, resulting from a release to earnings from a liability resulting from the fair value of interest rate swaps. Had these factors not been included in earnings, net income would have been $2.7 million or five cents per share.

This compares to the first quarter ended September 30, 2001 net income, which would have been $1.4 million or three cents per share, had the following factors not been included in the Company’s results: trade promotion and inventory step-up costs of acquired businesses of $2.3 million or three cents per share; special charges related to plant consolidations of $700,000 or one cent per share; and a loss from the change in fair value of interest rate swaps of $6.3 million or nine cents per share. The financial numbers that Rick and Dave will talk about today reflect the exclusion of these factors.

Finally, as I’m sure most of you know, the Nielsen consumption and share data no longer includes supercenters, most notably Wal*Mart <Company: Wal*Mart Stores Inc.; Ticker: WMT ; URL: http://www.wal-mart.com/>. As we review each of our businesses, we will reference Nielsen category and share information for the grocery channel specifically. The impact of growth in the other retail channels — mass, supercenter and drug as well as clubs — is not captured in that grocery category data, and this will tend to understate overall retail category consumption performance.

And now, our Chairman and Chief Executive Officer, Rick Wolford, will take you through our results – Rick.

RICHARD WOLFORD, CHAIRMAN, CEO, DEL MONTE FOODS: Thank you very much, Tom. I’ll begin today with a summary of the numbers for the quarter and then give an overview of the key drivers of our Q1 business. Following my initial remarks, Dave will discuss our financials, and then I’ll come back with some closing comments and an overview of the pending merger with certain of the Heinz businesses, and we’ll then open the line for Q&A.

I hope everyone has had an opportunity to review the press release that we issued early this morning. Let me recap the key numbers for the quarter: Net sales were $285 million, compared to $274 million last year; EBITDA was $26.2 million, up slightly from the $25.5 million last year; Net income was $2.7 million compared to $1.4 million; And EPS was five cents compared to three cents in the first quarter last year. This also exceeded First Call’s consensus estimate of three cents.

As most of you know, the first quarter is a seasonally low quarter for our business from both a sales and earnings perspective. Looking at our business overall, we are pleased with the quarter, as we performed ahead of both prior year and expectations.

Before I get into discussing the details on our first quarter performance, I’d like to outline four key objectives that we have for fiscal 2003. These are objectives which will continue to strengthen Del Monte’s go-to-market platform.

First, we continue our commitment to reduce debt. This commitment continues from last year when we successfully reduced our debt by over $120 million, from $714 million to $591 million. As Dave will detail later, we plan to reduce debt by another $70 million to $90 million or 12 to 15 percent this year.

Our second key objective is innovation. This has been a key objective of ours over the last five years, as innovative new products and packaging have driven two to three percent top line growth over that period. It’s fundamental to our role as a leader in our categories and we provide the innovation that drives the retailers business and as well strengthens the equity of our brands with the consumer.

In fiscal 2003, we will roll out nine new tomato items, three each under the Del Monte, S&W and Contadina brands. These will leverage flavor and usage opportunities in the fast growing, convenient to use, diced tomato segment. In fruit we will introduce Fruit Naturals. This is a line of convenient, portable, ready to eat fruit products. These eight ounce items will be packed in plastic and sold in the produce section. This will build on our successful Orchard Select Premium fruit in glass line and will utilize the same sales and distribution platforms that currently serve this section of the store. We will also continue to expand our fruit snacking line, with the introduction of two new single serve fruit and gel items as well. In vegetables we will be testing value added side dishes as well as several new potato-based items.

Our third objective, here we will continue to strengthen our number one share position in each of our businesses, a position that underpins our go-to-market platform and our strong relationships that we enjoy in the US retail market with both our customers and consumers. During this year, we will leverage our category management skills to maximize the efficiencies of the product array in our fruit, vegetable and tomato sections. This will maximize the potential of this retail geography for ourselves and for our retail customers. As I just outlined, we will also continue to put resources behind these business segments to always refresh the lines with new products and packaging.

This year, we also updated label graphics across our Del Monte fruit and tomato lines to further support our number shared position. During this year, we will also continue to expand and build on our success in the growing club and supercenter formats.

Finally, our fourth objective is to continue to enhance our go-to-market platform through our capability improvement program. This initiative upgrades our structure and our systems to improve our competitive skill set and increase our ability to support our customers. We are significantly upgrading the quality of the organization’s capabilities, we will become more responsive to the customer and we will improve operating efficiencies, which we expect will reduce our operating costs.

The program leverages the experience of Accenture <Company: Accenture Ltd.; Ticker: ACN; URL: http://www.accenture.com/>, our partner in this project. They have done extensive work in the past with our new software — JD Edwards’s enterprise resource planning, i2’s supply chain planning, and CAS America’s trade promotion planning.

Now, what I’d like to do next is to review each of our business results in some detail here. Overall, the first quarter was a good quarter for us. Importantly, sales in the retail channel were up almost four percent.

Starting with our vegetable business, first quarter vegetable sales were $99 million compared to $90 million last year. Retail channel sales increased by $3 million or four percent, primarily due to increased volumes in core vegetables driven by increased merchandising, partially offset by the higher pricing as the final impact is felt from the year ago price increase.

Now, in retail channel, sales increased by $6 million, primarily due to increases in export, private label and government bid. Our estimate of all channel category consumption, excluding clubs, is down slightly, but grocery, as measured by ACNielsen, is down 3.4 percent, reflecting the continuing shift in volume towards non-grocery channels and a small impact from last year’s category-wide price increase, not fully lapped until midway through the quarter.

Del Monte grocery consumption was up seven-tenths of a percent, reflecting a share gain from 21.3 percent last year to 22.2 percent in the first quarter of fiscal 2003. Del Monte built grocery share behind increased levels of merchandising activity, but at slightly higher promoted price points than last year, reflecting a more focused effort on our part to be efficient with our trade spending. In contrast, branded competition significantly lowered promoted price levels and increased their percent of promoted volume. This level of aggressive, competitive activity is typical during their promotional drive periods.

Against this increased support from the branded players, private label lost share. Additionally, Del Monte is investing in the long term health of the category, shipping nine different test items, focused on larger sizes that appeal to families, value added side dishes that provide more convenience, and a potato-based line.

Looking at the last 52 weeks, vegetable grocery consumption was down 6.1 percent, while – as measured by Nielsen – while Del Monte consumption was down 2.2 percent. As a result, our 52-week grocery market share of 23.0 percent was up nine-tenths of a share point from last year.

Looking next to fruit, here sales during the first quarter were $113 million compared to $112 million last year. Retail sales were up $6 million, driven by plastic single-serve and the Orchard Select premium fruit in glass line. Sales into the non-retail channels were down $4 million, primarily due to lower sales in export and government bid.

Our estimate of all channel consumption, excluding clubs, is essentially flat. Grocery consumption, as measured by ACNielsen, was actually down 4.1 percent, driven by the continuing shift towards non-grocery channels and also as with vegetables a small impact from the final lapping of last year’s price increase.

Del Monte’s grocery consumption was down 6.8 percent, resulting in a 13-week market share of 40.8 percent, down 1.1 share points compared with last year. In contrast, club mass merchant sales were up well into the mid teens.

Del Monte’s grocery share declined, traces to higher pricing on major fruit, not entirely offset by increased merchandising, as well as new competitive products in the single serve segment, which were introduced in the previous quarter.

In Q1, Del Monte began shipping our two new fruit and gel items, which will further expand our plastic single serve line. The single serve segment continues to represent an important growth area for the category and for Del Monte.

Additionally, we are testing four new tropical items in re-sealable 15-ounce plastic containers to bring innovation to the larger size segment of the category as well.

For the 52 weeks period, fruit grocery consumption was down 3.1 percent while Del Monte consumption was down four percent. As a result, our 52-week share was 43 percent, down four-tenths of a share point from last year.

Our tomato sales. Our tomato sales of $64 million for the quarter were up slightly compared to $62 million last year. Retail net sales were the same as last year. However, I should point out that this also includes about $2.5 million of slotting allowance, which we spent this year on the introduction of our new products I mentioned earlier. Net retail sales were up slightly due to higher government bid and private label.

For the quarter, consumption for the solid tomato segment of the retail grocery category, as measured by Nielsen, was up 2.1 percent, reflecting continued consumer movement towards the convenience of diced tomatoes as well as increased levels of promoted volume. Across all outlets, including club, this growth rate was even higher at 3.3 percent. Del Monte grocery consumption was down 6.3 percent due to aggressive branded and private label promoted pricing in the quarter that we chose not to match. Thirteen-week tomato market share of 18.5 percent was down 1.6 share points as a result. Club mass merchant sales were up in the high single digit range.

Our plans for the remainder of the year call for an increased level of merchandising to ensure both our planned performance and the category’s healthy growth continue, as well as to support the introduction of nine new diced tomato items, which began shipping late this quarter.

For the 52 weeks, grocery category consumption was up four-tenths of a percent, while Del Monte consumption was up 2.8 percent. As a result, our 52-week share was 20.9 percent, up five-tenths of a share point over the prior year.

Next, what I’d like to do would be to provide an overview of this summer’s production supply status. That production period is now largely at an end.

In general, we anticipate a balanced product supply. The peach harvest was completed in early September. The 2002 crop was slightly above pre-season estimates, but all in all the peach supply should be balanced.

Vegetable production is also largely complete. Hot, dry weather had a modest impact on pea and corn production. Green beans came in on plan for Del Monte. And it is estimated that the rest of the industry came on plan as well. Overall, it is estimated the industry supply is tight to balance for corn and beans and slightly tight for peas.

Finally, for tomatoes the current California harvest is expected to be about 11 million tons compared to pre-season industry intentions of 10.5 million tons. The increased tonnage was offset somewhat by lower recoveries, so it’s anticipated that the industry will be in a balance to a long position. Del Monte is a net purchaser of Pace for production of Pace-based products and has a stable supply, both in volume and pricing, for the remainder of the year. Del Monte will be at 100 percent of the retail tomato pack requirements.

In summary, total industry supply looks generally balanced and we anticipate no product supply issues in fiscal 2003.

And now, I’d like to turn the call over to our CFO, Dave Meyers. Dave will take us through the numbers. Thanks, Dave.

DAVID MEYERS, CHIEF FINANCIAL OFFICER, DEL MONTE FOODS: Thanks, Rick.

For the first quarter of fiscal 2003, net sales were $285 million compared to $274 million last year, due primarily to an increase in sales volume. The increase in sales is primarily driven by strength in the overall vegetable business and increases in the retail fruit businesses, with the retail fruit sales increases offset by declines in fruit sales to non-retail channels. The overall retail net sales increase reflects stronger merchandising in vegetables as well as continued growth in retail single serve fruits, premium fruit in glass and solid tomato product lines. The net sales increase also reflects the impact of the Company’s July 1, 2001 retail price increase. This lowered year ago sales as customers accelerated purchases of product into the fourth quarter of fiscal 2001.

Our gross margin was 19.3 percent compared with 20.0 percent for the same three months in 2002. Gross margin declined by 1.7 percentage points due to higher trade spending. Unfavorable mix due to higher sales and the lower margin, non-retail channels decreased gross margin by four-tenths of a percentage point. Favorable cost improved gross margin by 1.4 percentage points.

Depreciation and amortization for the first quarter was $8.3 million excluding amortization of financing fees, which are included in interest expense. This was up from $7.5 million in the same quarter last year, primarily due to higher depreciation expense related to our capability improvement program.

Total SG&A expense was $37.3 million in the quarter, up slightly from $36.7 million last year, primarily due to higher corporate G&A, offset by lower marketing and selling expenses. As a percent of sales, SG&A was 13.1 percent versus 13.4 percent last year.

Interest expense for the quarter was $13 million compared to $16 million last year due to lower debt levels. The average interest rate for the quarter was 7.9 percent.

As of September 30, 2002, our total debt was $715 million compared to $838 million a year ago. Our senior bank debt totaled $415 million, including a working capital revolver balance of $125 million and a term loan balance of $290 million. Our 9.25 percent senior subordinated notes totaled $300 million. Income taxes for the quarter reflect a 39 percent annual tax rate compared to the 30.4 percent rate used last year.

Next, I will offer a few observations regarding the full fiscal year 2003.

We continue to believe we will achieve top line growth of two to four percent. Top line growth of the Company should be driven by increases in both retail and non-retail channels. Retail channel growth should be driven primarily by new products in fruits and tomatoes. SG&A spending should be 11 to 13 percent of sales. We expect to generate significant cash flow in fiscal 2003. We estimate that free cash flow will be in the range of $70 million to $90 million and will be used to pay down debt. As a result, interest expense should be approximately $5 million to $7 million lower in fiscal 2003 as we continue to pay down our debt.

Our income tax rate is projected to remain at approximately 39 percent compared to the 30.4 percent rate in fiscal 2002, a negative EPS impact of about 13 cents. The lower rate in fiscal

2002 was due primarily to the reversal of evaluation allowance and to state tax credits, which will not be available in 2003.

As a result of these factors, we continue to believe our EPS for fiscal 2003 will be in the range of 92 to 96 cents. With respect to quarterly guidance, we expect the fiscal 2003 revenue flow to be about 28 percent of total annual sales in the second quarter followed by 26 percent in the third quarter and 25 percent in the fourth quarter. EPS should be approximately 31 to 33 cents in the second quarter, 28 to 30 cents in the third quarter and 27 to 29 cents in the fourth quarter.

I should mention that this guidance does not include any impact of the proposed merger with the Heinz businesses. We are not prepared to provide guidance at this time on the impact of the merger, as the specific timing of the closing of the transaction will determine immediate consumer cap ex and other spending plans.

Now, I’ll turn the call back to Rick.

WOLFORD: Thanks, Dave.

What I’d like to do now is make some closing comments. We had a strong business performance in the first quarter. Our top line growth was solid. Our EPS exceeded expectations. Our vegetable business performed especially well. We also continue to reduce our debt and improve the Company’s financial flexibility. Our September debt was $123 million below last year. So, overall we’re pleased with the quarter. Our guidance for the full fiscal 2003 has not changed. And we believe our businesses and our US retail go-to-market platform are strong and healthy.

Next, I’d like to say a few words about our planned merger with the seafood, pet food, infant feeding and private label soup businesses of H.J. Heinz.

As many of you know, these are businesses which have been non-core to Heinz and have performed below their potential. They are in good categories with good margins and underdeveloped strengths. In the new Del Monte, they will receive full strategic focus and benefit from resource investment, both people and dollars, significantly greater than they received previously. They will be operated with the same dedication to fundamentals that we’ve utilized at Del Monte over the last five years. Our absolute focus on execution will continue to be the hallmark of our combined businesses.

This merger should be a transforming event that can leverage the Del Monte go-to-market retail platform through the addition of these US dry grocery businesses, many of which share the same business drivers. It is a great strategic fit, a fit which will drive synergies, which we will reinvest back into these businesses as well as to grow bottom line. The new Del Monte is expected to have substantially increased scale, with revenues more than double our current size. The $3 billion Company will be focused on the North American retail markets, with 75 percent of its sales branded, two-thirds of those as a number one brand and virtually all our retail business sold into the center store. These new brands, which include Star-Kist, 9-Lives, Kibbles ‘n Bits and Pup-Peroni are well established leaders in their segments and each has a strong and leverageable consumer franchise. The retail private label soup business is very important to our customers and will further strengthen our center store leverage.

Combined with Del Monte, these businesses substantially enhance the center store scale to the benefit of all the new Del Monte products. They provide a great strategic platform on which we will merchandise across the business. Two-thirds of the combined businesses, Del Monte brands, tuna, soup and infant feeding, will be co-marketed against meal solution strategies and will drive important center store growth. Pet products will join in this co-marketing, with storewide family promotions, leveraging our entire product line.

The products of the new Del Monte have great household penetration. Del Monte brands alone are in eight out of 10 American homes. Consumers know our products and our brands. Pet on its own will also leverage its strong and well-positioned brands in the pet foods segment. These are brands with equities that are distinct from competition. This business also will continue to benefit from its branded leadership and industry leading innovation in a fast growing, high margin pet snacks segment.

The strategic fit of these dry grocery businesses is based on the very similar drivers, which are shared by each of the businesses – in the marketplace, manufacturing and supply chain.

In the marketplace, very similar consumer demographics and demand drivers are shared by each business, requiring the common use of a comparable array of consumer programs and center store merchandising events.

In manufacturing, all businesses involve conversion of raw materials into food products, requiring that each plant use the same management metrics, cap ex analysis and production skill sets.

In the supply chain, the same dry grocery freight and handling expertise is required to deliver products through an ambient warehouse network to the same customer base.

Now, clearly each business also requires product-specific expertise, and that will be fully provided by the operating management coming over. However, overall the business drivers, management disciplines and operating issues that are involved in running these businesses are very similar across the entire new Del Monte.

Through the reinvigoration of the brands, the greater scale of our overall business and the realization of synergies, we should have a much stronger financial base, well positioned to deliver shareholder value. We expect annual free cash flow to average in excess of $200 million, with a much-improved capital structure. The transaction itself should de-lever the Company from over four times debt to EBITDA to just over three-and-a-half times. The Company’s public float will increase by almost 10 times, with a $2 billion to $3 billion market cap.

While we are in the middle of the closed process and it’s inappropriate for me to comment on the specific details, I am pleased to report that the process is moving on schedule towards a closing around the end of calendar ‘02 or the beginning of ‘03. Heinz has filed its private letter ruling request with the IRS, and we understand that process is on track. The Hart-Scott waiting period has expired. The preliminary S-4 was filed with the SEC on August 28th. The Heinz organization has largely completed the process of separating these businesses so that at close they can effectively operate as freestanding businesses. This process is being led by senior Heinz management as well as the managing directors, who have direct responsibility for each of the businesses today and will continue in those roles in the new Del Monte. We at Del Monte are well along in the integration planning process as well. There’s a great deal of work ahead and specific issues to address, but we believe that the opportunity for Del Monte here is very significant.

This completes our formal presentation today. And now Dave and I would be happy to take whatever questions you might have.

OPERATOR: Thank you. If you have a question at this time, please press one on your touch-tone phone. If your question has been answered or you wish to remove yourself from the queue, please press pound. One moment for questions.

And our first question is from Amy Minella of Cardinal Capital.

WOLFORD: Hello?

OPERATOR: Amy, your line is open.

WOLFORD: Hello?

OPERATOR: And our next question is from Bill Leach of Bank of America Securities <Company: Bank of America Corporation; Ticker: BAC ; URL: http://www.bankamerica.com/>.

WOLFORD: Hello, Bill. How are you?

BILL LEACH, BANK OF AMERICA SECURITIES: Good morning. How you doing?

WOLFORD: Good.

LEACH: Although you aren’t providing specific guidance on the Heinz transaction, do you still feel pretty confident it’ll be accretive to your EPS in the first year?

MEYERS: As I said, Bill, we aren’t going to give guidance at this time. However, I will point out the obvious, and that is since the announcement in June the financing rates have increased considerably. So, because of that the accretive transaction out of the box is going to be definitely much more challenging than we thought it was going to be in June. And we will obviously provide more color on that as we get closer to the closing. And we fixed the debt rates.

LEACH: OK.

And in terms of their brands themselves, we’ve seen at other companies, like Pillsbury, when you’re in the sort of FTC or IRS limbo there’s usually some degradation of the brands as the employees worry about their jobs and stuff like that. Do you feel the brands are deteriorating while we’re waiting?

WOLFORD: Bill, we actually would feel almost the reverse. The – part of the process of this transition has been a monthly update that we have had with the operating management and senior Heinz management. And so, we’ve been able to track the progress here over the last period of time.

The shares for all the leading brands – Kibbles ‘n Bits, 9-Lives, Pup-Peroni, Star-Kist – all show positive trends compared to prior year and compared to plan. In the tuna business, the pouch continues to show very positive growth. I think as you know, that’s a product line that has substantially enhanced margins compared to the average – for the overall tuna business, and it continues to perform well in both a share and growth basis. Kibbles ‘n Bits has responded well to the advertising programs that have been fielded, the media that has been on TV, as well as re-sharpened focus on the core equity of that business, which is around taste and palatability. In terms of 9-Lives, we see some positive movement there with the improved product quality that is part of the product that’s being taken to market today. And in Pup-Peroni, which is a key brand for us in the snack business, also is performing well.

In terms of the share performance for soup, we continue to track ahead of share in the overall category compared to prior year, and we’re pleased with that performance, also.

So, when you look at the shares and you look at the business performance around those shares, we see some positive – we certainly see comparable if not positive trends.

LEACH: OK. Great. Thanks very much.

WOLFORD: Thank you.

OPERATOR: And our next question is from Raza Vahabzadeh of Lehman Brothers <Company: Lehman Brothers Holdings Inc.; Ticker: LEH ; URL: http://www.lehman.com/>.

RAZA VAHABZADEH, LEHMAN BROTHERS: Good morning.

WOLFORD: Good morning Raza. How are you?

VAHABZADEH: Good, thank you.

Nice job on the debt levels again. Your estimate of all channel category sales, is that Nielsen?

WOLFORD: No. When – there is no measure of all – there’s no formal comprehensive measure of all category sales. It is a compilation of Nielsen data for grocery, Nielsen panel data for Wal*Mart Supercenter as well as information for the drug/mass. It excludes clubs. So, it’s a number which is not as well established or as formally set as the Nielsen grocery share numbers are, and that’s why we would suggest that we look at it – we look at it very – as a very important indicator, but certainly needs to be looked at from an investor perspective as an indication of direction with a little bit less position probably than what you would look at the Nielsen number to be.

This is going to be a real issue going forward for our businesses, for the new company’s businesses and generally for manufacturers who have a higher – or higher growth or higher developed index in the club, mass merchant, supercenter format.

VAHABZADEH: OK. So, the grocery category consumption that you were saying is pure Nielsen, right?

WOLFORD: That’s correct.

VAHABZADEH: OK.

Now, how are inventories at retail levels? Are retailers holding on to inventory levels about the same as before? Is there any change in that front?

WOLFORD: No. The retailers continue with their reduction of investment in inventory. When we look at the VMI – vendor managed inventory – levels that we have with our customers, broadly we see those down 20 percent from September a year ago and we see that true across grocery and probably more so with the Wal*Mart model.

VAHABZADEH: Did you experience that yourself?

WOLFORD: We continue to see shipments lag to some degree consumption, but the impact is small.

VAHABZADEH: OK.

And then what do you expect out of new product sales in fiscal ‘03?

WOLFORD: New product sales in fiscal ‘03 is about $20 million. And that is on a gross basis.

VAHABZADEH: That’s on a gross basis?

WOLFORD: Yes.

VAHABZADEH: And then what do you expect on a net basis?

WOLFORD: Net basis of course includes slotting as well as introductory expenses, and so that would reduce that number by about $8 million – $6 million to $8 million to the $12 million to $14 million range.

VAHABZADEH: OK.

And what do you expect to do in terms of total brand support including trade spending and consumer marketing for your existing core product line? Is that going to be give or take in line with FY02 or higher or lower?

WOLFORD: The ‘03 plan in terms of the marketing support and consumer support for ‘03 it is – it’s largely the same. It’s up slightly in ‘03, as we have some significant investment in the introduction of our tomato product lines. And so, it’s up slightly.

VAHABZADEH: OK. When you say slightly we’re talking 50 basis points or less?

WOLFORD: No, probably a full 100 basis points.

VAHABZADEH: OK. I see.

And then lastly, given your pack and given better volumes – production volumes than last year, what is the impact of your pack this year on your gross margin as compared to 2002?

WOLFORD: It will be favorable. I’ll let Dave answer that.

MEYERS: Yes. Our gross margin is going to be about the same as last year as we projected at the end of the fourth quarter. However, our absorption will be significantly better in terms of our pack is actually up about six million cases year over year. Our sales will be up a little bit higher than that as we’ll continue to take down our inventories and continue to reduce our debt. So, we’re still in the main objective of reducing debt. And as a result of that, our pack wasn’t as high as it could have been and about four, five million cases below what our sales are going to be this year, but up versus last year.

VAHABZADEH: I see. So, if absorption is going to be better why is gross margin flat?

MEYERS: Well we had probably – the actual fixed cost may be 50 to 75 basis points and then offset by some other costs and some higher trade spending, as Rick said, with the introduction of the new products. And, as you know, trade spending is included in ...

VAHABZADEH: Yes. Right. Cap ex for the year?

MEYERS: Cap ex for the year is about $50 million.

VAHABZADEH: Great. Thank you, guys.

OPERATOR: And our next question is from Bob Cummins of Schields & Company.

BOB CUMMINS, SCHIELDS & COMPANY: Thank you. Good morning.

WOLFORD: Good morning.

CUMMINS: With regard again to the Heinz brands and particularly the tuna fish and pet products businesses, you talked about what’s going on in some of their product lines. On the other hand, I think people are somewhat disturbed by the recent very weak profit trends that Heinz has been showing in that category. I wonder if you could comment on the reasons behind that and whether you believe that by the time the deal closes profits will again be on the up trend. Or is this going to be an issue that will face you going into the calendar year 2003?

WOLFORD: Bob, it’s – these businesses are still owned by Heinz. They are the ones responsible for public disclosure about their performance and responsible for that communication. And it really is not appropriate for me to make any comments separate from the comments that Dave made publicly. I would simply say, as we said earlier, that the underlying fundamentals of this transaction and the underlying strengths and upside that I believe these businesses represent and their fit with this business and what we can do with the combined businesses remains as positive as I had said previously.

CUMMINS: OK. Thank you.

OPERATOR: And our next question is from Leonard Teitelbaum of Merrill Lynch <Company: Merrill Lynch & Co. Inc.; Ticker: MER; URL: http://www.ml.com/>.

LEONARD TEITELBAUM, MERRILL LYNCH: Good morning.

WOLFORD: Hello, Lenny. How are you?

TEITELBAUM: Dave, just to make sure that I’ve got this straight, are you going to have to visit the rating agencies one more time before you can fix your rates?

MEYERS: No. We’ve been to the rating agency and now we’re just trying to get a handle on what the spreads are going to be.

TEITELBAUM: OK. So, you’ve got your commitments and you’re just waiting to set the rates. Is that correct?

MEYERS: Yes, that’s correct.

TEITELBAUM: OK.

Second of all, you said that – did you have any – did you have to pay on your take and pay contracts this year? And – I’m trying to get a handle on what gross margins are going to be this year versus next year. Your pack came in lighter. You’re trying to balance off your inventory and finally get rid of the glut and get it down in the balance, I think, as Rick and you said, during your part. I’m just wondering whether or not we had to take some pay instead of take contracts this year for the pack.

WOLFORD: No, we did not. The – actually, I think in the vegetable business we had virtually no ... We had no bypass acreage, which can happen from time to time. And in fruit, the yields were higher this year. So, we had increased production from there. But overall, our production is up by six million cases. That helps with the fixed absorption. And, of course, the gross margin number, as Dave was saying earlier, reflects the trade spending that we have against the businesses this year, particularly with the introductions of our new products.

TEITELBAUM: Thanks, Rick.

Now, one last question. Do you expect your inventory levels – Dave, I don’t care how you want to measure this, as percent of following year sales growth or current year or however. Do you expect it to be into the – I don’t want to say normal range because I’m not sure I know what normal is anymore. But do you expect it to be in a very acceptable range, or are you still going to be over inventoried?

MEYERS: We expect to take our inventories down again this year, as I think I said.

TEITELBAUM: Yes. Bit – but, I mean, the major slice so that you enter next year with appropriate inventory levels. Or is it still going to be high?

MEYERS: No. We believe we’ll enter next year pretty well balanced. The one thing, Lenny, that the ERP system is going to allow us to do is continue to fine tune and focus on our working capital. And we believe that will offer us continued opportunities to move our working capital down. But at the end of ‘03, we should be pretty much balanced.

TEITELBAUM: OK.

And just one – I guess it’s – relates to the inventory – or the personnel absorbed from Heinz. Are you bringing over everybody you want to bring over, or have there been some defections?

WOLFORD: We are – not only are we bringing over everybody we wanted to have come over, Lenny, but I consider each person I’ve met to be remarkably skilled in their jobs. So, we have a competent group of people who are enthused about the potential of their businesses and whom I’ve enjoyed personally getting to know directly. So, we consider ourselves fortunate to have the team that we will have. And I think we’re all collectively looking forward to building a great business.

TEITELBAUM: Thank you very much.

OPERATOR: And our next question is from Nicole Black of Bear Stearns <Company: The Bear Stearns Companies Inc.: Ticker: BSC; URL: http://www.bearstearns.com/>.

NICOLE BLACK, BEAR STEARNS: Hi. Good morning.

MEYERS: Good morning.

WOLFORD: Good morning.

BLACK: Noticed that Q2 guidance has come down a few pennies. Is this a function of timing? Do you think you got better sales in Q1, hence the five cents?

MEYERS: Yes, that’s exactly what it is. It’s just the – you know, we’re a pack business, so ...

BLACK: Right.

WOLFORD: ... our upsides are limited. And when you see a change in guidance it’s usually just the flow of the sales. And that’s what’s occurring.

BLACK: OK.

The press release talked about pension expense being up. Can you quantify that for the quarter?

MEYERS: Let me quantify it for the year because I don’t have it for the quarter. I think we had pension income last year of about $1.8 million, and we’re expecting pension expense this year of about $3.8 million. And that’s why our SG&A number is up. That’s one of the main drivers of that.

BLACK: OK. Is that – I mean, just theoretically is it even across the quarters?

MEYERS: You could divide it by four.

BLACK: OK. Thanks. That’s the math I was looking for.

And then lastly – I know you can’t comment on the deal, but it seems to me that the language used around the timing of the closing has gone from end of calendar ‘02 to now end of calendar ‘02 to perhaps beginning of ‘03. Am I wrong in seeing shift there?

MEYERS: Right. We have always been very consistent that this transaction would occur at the end of ‘02 or the beginning of ‘03, and we’re still on that timetable. I don’t think – I think we’ve been very consistent with that.

BLACK: OK. Thank you very much.

MEYERS: Thank you.

OPERATOR: And our next question is from Karen Eltrich of Goldman Sachs <Company: The Goldman Sachs Group Inc.; Ticker: GS; URL: http://www.gs.com/>.

KAREN ELTRICH, GOLDMAN SACHS: Hi. From IRI, it kind of looks on a competitive landscape – we made two observations, one that Green Giant was becoming more promotional and, two, that Dole <Company: Dole Food Company Incorporated; Ticker: DOL; URL: http://www.dole.com/> in fruit seemed to be pulling back. Are those fair and is that kind of the outlook you’re looking for this year?

WOLFORD: Karen, how are you?

ELTRICH: Good, thank you. How are you?

WOLFORD: Good.

I would say in regards to Green Giant what certainly in the past the performance pattern has been to be very aggressive in promotions at certain periods of time and then be – and not be as aggressive during other periods of time. So, they’ll – they seem to historically have selected a dry period, then aggressive. And that would be characteristic of what we saw in the first quarter. It may be of course that that historic pattern will change under General Mills <Company: General Mills Inc.; Ticker: GIS ; URL: http://www.generalmills.com/>, but certainly that would be our prior experience and what we probably would anticipate seeing going forward, absent new information.

In regards to Dole, they continue to be active and aggressive in their promotion activity and merchandising activity in the single serve category. Our plans anticipate them continuing to do that. But I also am very pleased with the kinds of progress we’ve made in our single serve business in terms of quality upgrades, the product packaging upgrades, with the full tab, the types of films we’re using, the openability, the pull and burst strengths that those products today. And I’m very pleased with the new gel items that we’re introducing. So, I believe that we see our overall product offering in single serve, both plastic and the metal, as being increasingly strong product offering.

ELTRICH: And finally, on the new side dishes that you’re experimenting with, is this something within kind of your existing packaging center at all, or are you looking at new – truly new innovations that are not yet out there?

WOLFORD: Right now, we’re looking at current packaging. One of the interesting elements will be looking at some of the pouch technology that – and concepts that exist with the – some of the work that the new businesses for the new Del Monte have already undertaken. But the work that I referenced earlier is an expansion within our current technology and packaging formats.

ELTRICH: Great. Thank you.

WOLFORD: Thank you.

OPERATOR: Once again, if you do have a question, please press one.

And we have a follow-up from Raza.

VAHABZADEH: Hi. Yes. If the net sales that you expect from new products is in the range of $12 million to $14 million, that suggests that your core business sales is expected to rise by three percent or more. Is that roughly in the ballpark?

MEYERS: Our total – we’re projecting our total sales to be up two to four percent. I don’t have the ...

VAHABZADEH: OK.

MEYERS: ... differences right now.

VAHABZADEH: But it sounds like of that it’s really two-thirds the core product line and somewhere in the one-third from the ...

MEYERS: Yes.

VAHABZADEH: ... new products.

VAHABZADEH: OK.

MEYERS: Yes.

VAHABZADEH: And then the slotting and new product spending will that be flat with last year or higher than last year?

WOLFORD: It will be up somewhat from last year. Last year, we had some spending against some fruit products, but this year the focus on our tomato lines as well as additional single serve fruit products will mean that we’ll be up somewhat in slotting. But merchandising spending will be up at a greater rate as we support these products in the marketplace.

VAHABZADEH: And when do you expect to get peak shipments or peak ACP from the new products?

WOLFORD: It depends with each item. The tomato products are right now ramping up in terms of ACP distribution. We would expect that to be fully at distribution by the end of Q2. Our single serve products probably would follow much the same timing. Fruit Naturals, which we’re really excited about actually – it should be a great – it’s a great product and I think it’ll be a great new offering. And those would be introduced – start in January. And we would expect that to have full distribution alongside our Orchard Select products in Q3.

VAHABZADEH: Great. Thanks.

OPERATOR: And I’m showing no further questions at this time.

WOLFORD: OK. Well, thank you all very much. Tom’s supposed to make a statement here at the end. We sure appreciate your participation here today. Thank you. Tom.

GIBBONS: OK. Joe, are we ready here?

OPERATOR: Yes. One moment, sir.

END